EXHIBIT E-1

AMENDED ARTICLES OF INCORPORATION

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

NeuroGenesis, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST:  That the Shareholders of said corporation, at a meeting duly held, adopted a resolution proposing and declaring advisable the following amendment to the " Certificate of Incorporation of said corporation:

     RESOLVED, that the Certificate of Incorporation of NeuroGenesis, Inc., be amended by changing the fourth (4th) Article thereof so that, as amended, said Article shall be and read as follows:

          4. The currently issued Twenty-two Million Five Hundred Thousand (22,500,000) shares of the Capital Stock of the Corporation and the Two Million Five Hundred Thousand (2,500,000) shares of the Preferred Stock of the Corporation are hereby all converted to One Million shares of Capital Stock of the Corporation. The basis of the reduction is a 25 to 1 reverse split. Fractional shares resulting from the conversion will be issued to the nearest 0.01 share.

                Following the above conversion, the total number of shares of Capital Stock which the Corporation shall have the authority to issue is Three Million Five Hundred Thousand (3,500,000.00). The designations and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof are as follows:

                Common Stock. The par value of each share of the Corporation's Common Stock shall be two and one half Cents ($0.025). Each share of the Corporation's Common Stock shall be entitled to one vote on all matters which are, or may be, submitted for a vote of the Stockholders. Each share of the Corporation's Common Stock shall be entitled to equal dividend rights and to equal rights in the assets of the Corporation available for distribution to the Stock holders upon the dissolution and liquidation of the Corporation. The holders of the Corporation's Common Stock shall not have any preemptive or preferential right to purchase any additional shares of any class of the Corporation's Capital Stock.

                Preferred Stock. The Corporation will cease to have Preferred Stock. All that had been issued were converted to Capital Stock (above) and no further issuance is authorized.

SECOND:  That the aforesaid amendments were duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware

IN WITNESS WHEREOF, said NeuroGenesis, Inc. Has caused this certificate to be signed by Albert H. Bieser, the Chairman of its Board of Directors.

                                                                                NEUROGENESIS, INC.

                                                                                By: ___________________________________
                                                                                           Albert H. Bieser,
                                                                                           Chairman of the Board of Directors